Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.

Boots & Coots International Well Control, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended (the “GCLD”), hereby certifies as follows:

FIRST: That the Board of Directors of Boots & Coots International Well Control, Inc., at a meeting duly called and held on October 12, 2005, duly adopted resolutions proposing and declaring advisable the amendments to the Amended and Restated Certificate of Incorporation, of the Corporation, as amended (the “Certificate of Incorporation”), set forth in ARTICLES FOURTH and FIFTH below (the “Amendments”) and directing that said Amendments be considered by the stockholders of the Corporation at the next annual meeting of stockholders.

SECOND: That at the annual meeting of stockholders duly called and held on March 1, 2006, the stockholders of the Corporation consented to and adopted the Amendments and the necessary number of shares as required by statute were voted in favor of the Amendments.

THIRD: That the Amendments were duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the GCLD.

FOURTH: Article VIII of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

“ARTICLE VIII
AMENDMENTS TO CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereinafter prescribed by the GCLD, and all rights conferred upon stockholders by the terms of this Amended and Restated Certificate of Incorporation are granted subject to this reservation of power.

Except as otherwise provided for or fixed pursuant to the provisions of Article IV(b) of this Amended and Restated Certificate of Incorporation relating to the rights of holders of one or more series of Preferred Stock and Article X of this Amended and Restated Certificate of Incorporation related to renunciation of Business Opportunities, to the extent that the GCLD expressly provides for separate voting by the holders of shares of any class or series on any proposed amendment to the Corporation’s Certificate of Incorporation, the proposed amendment shall be adopted upon receiving the affirmative vote of the holders of at least (i) a majority of the shares within each class or series entitled to vote thereon as a class and (ii) a majority of the total outstanding shares entitled to vote thereon. Any other amendment to the Corporation’s Certificate of Incorporation shall be adopted upon receiving the affirmative vote of the holders of at least a majority of the total outstanding shares entitled to vote thereon, except as otherwise provided for or fixed pursuant to the provisions of Article IV(b) of this Amended and Restated Certificate of Incorporation relating to the rights of holders of one or more series of Preferred Stock and Article X of this Amended and Restated Certificate of Incorporation related to renunciation of Business Opportunities.”

FIFTH: The Certificate of Incorporation is hereby amended to add a new Article X to read in its entirety as follows:

“ARTICLE X

RENOUNCEMENT OF BUSINESS OPPORTUNITIES

(a)
The Corporation hereby renounces any interest or expectancy in any business opportunity, transaction or other matter in which any member of the Oil States Group participates or desires or seeks to participate in and that involves any aspect of the energy equipment or services business or industry (each, a “Business Opportunity”) other than a Business Opportunity that (i) is presented to an Oil States Nominee solely in such person’s capacity as a director or officer of the Corporation or its Subsidiaries and with respect to which no other member of the Oil States Group (other than an Oil States Nominee) independently receives notice or otherwise identifies such Business Opportunity or (ii) is identified by the Oil States Group solely through the disclosure of information by or on behalf of the Corporation (each Business Opportunity other than those referred to in clauses (i) or (ii) is referred to as a “Renounced Business Opportunity”). No member of the Oil States Group, including any Oil States Nominee, shall have any obligation to communicate or offer any Renounced Business Opportunity to the Corporation, and any member of the Oil States Group may pursue a Renounced Business Opportunity. The Corporation shall not be prohibited from pursuing any Business Opportunity with respect to which it has renounced any interest or expectancy as a result of this Article X. Nothing in this Article X shall be construed to allow any Director to usurp a Business Opportunity of the Corporation or its Subsidiaries solely for his or her personal benefit.

(b)	Any Person purchasing or otherwise acquiring any interest in shares of the capital stock of the Corporation shall be deemed to have consented to these provisions.

(c)	As used in this Article X, the following definitions shall apply:

(i)	“Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Securities Exchange Act of 1934.

(ii)	“Person” means a corporation, partnership, limited liability company, trust, joint venture, unincorporated organization or other legal or business entity.

(iii)	“Oil States Group” means Oil States International, Inc., any Affiliate of Oil States International, Inc. (other than the Corporation and its Subsidiaries) and any Oil States Nominee.

(iv)
“Oil States Nominee” means any officer, director, employee or other agent of any member of Oil States International, Inc. or any Affiliate of Oil States International, Inc. (other than the Corporation or its Subsidiaries) who serves as a director (including Chairman of the Board) or officer of the Corporation or its Subsidiaries.

(v)	“Subsidiary” means, with respect to any Person, any other Person the majority of the voting securities or which are owned, directly or indirectly, by such first Person.

(d)	Any proposed amendment to this Article X shall require the approval of at least 80% of the outstanding voting stock of the Corporation entitled to vote generally in the election of Directors.

(e)
The provisions of this Article X shall terminate and be of no further force and effect at such time as no Oil States Nominee serves as a director (including Chairman of the Board) or officer of the Corporation or its Subsidiaries.”

SIXTH: This Certificate of Amendment to the Certificate of Incorporation shall be effective as of 1:03 p.m. (Eastern time) on March 3, 2006, in accordance with the provisions of Section 103(d) of the GCLD.

IN WITNESS WHEREOF, this Certificate of Amendment has been duly executed on behalf of the Corporation by Jerry Winchester, its President and Chief Executive Officer, as of the 3rd day of March, 2006.

BOOTS & COOTS INTERNATIONAL
WELL CONTROL, INC.

By:	/s/ Jerry Winchester
Jerry Winchester
President and Chief Executive Officer